Item 2

ICICI Limited

Meeting of the Board of Directors

The Board of Directors of ICICI will consider the audited financial results and payment of dividend on equity shares and preference shares for the financial year ended March 31, 2001 at its forthcoming Meeting to be held on May 3, 2001, in Mumbai.

April 16, 2001.

END